Exhibit 1.7

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 Monish.bahl@cdcsoftware.com	Public Relations Scot McLeod CDC Corporation 678-259-8625 scotmcleod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Appoints John Lee as President

Proven Leader in Global Online Games Industry to
Help Fuel Growth and Expansion at CDC Games

BEIJING, Jan. 3, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), announced today the appointment of John Lee as president to help fuel the aggressive growth of CDC Games as it positions itself to launch future online games in China and in emerging global markets.

This appointment is another important step in the company’s drive to unlock shareholder value by preparing to become a stand-alone company through a potential carve out from its parent, CDC Corporation. Lee, who will report directly to Xiaowei Chen, Ph.D., CEO of CDC Games, brings extensive expertise in expanding new business markets globally in the online games industry. In this role, Lee will be responsible for international expansion beyond the China market. He also will spearhead the company’s previously announced Developer Franchise Program that has earmarked $20 million for investments in developers of online games which will provide CDC Games with exclusive distribution rights to their games. Under this program, Lee will initially focus on the markets of China, Korea, Japan and U.S.

CDC Games pioneered the free-to-play, pay-for-merchandise market for online games in China with its first game, Yulgang. This blockbuster online game has established a following of 37 million registered users. Lee brings a track-record of success in the free-to-play, pay-for-merchandise markets and his experience is anticipated to help CDC Games as they continue to raise the competitive bar and expand beyond China.

Most recently, Lee was managing director, Global Publishing, for NCsoft, one of the largest online games publishers in South Korea North America and Europe. There, Lee was responsible for global corporate development and the coordination of publishing and new product launches in Asia Pacific.

Prior to NCsoft, he was vice president at Turbine Inc., one of the largest private independent online game developers in North America, where he was in charge of International business. During his tenure at Turbine, he oversaw a business model shift from build-to-order development to one of the first self-publishing online developers globally, with direct-to-market expansion in Europe and Asia for the titles Asheron’s Call and Dungeons & Dragons Online. Prior to Turbine, Mr. Lee was a director at Soft Bank Venture Capital, where he specialized in new media and technology investments including multiple games investments. Earlier in his career, he also served as a management consultant for McKinsey & Company and as a SAP certified consultant at Deloitte & Touche ICS.

“John brings extraordinary acumen and strategic insight into the online games industry, especially in the area of global expansion,” said Chen. “We look forward to his added leadership as we strive to carve out CDC Games from our parent company and launch future initiatives that will position us for continued growth and expansion into new global markets.”

“I am thrilled to be joining one of the world’s premier online games publishers,” said Lee. “I look forward to helping CDC Games transition from a leading online games publisher in China to a leader in the global marketplace.”

In recent months, CDC has announced plans to fuel its growth in China through a pipeline of licensed games planned for launch in 2007. The pipeline includes The Lord of the Rings Online™: Shadows of Angmar™, a MMORPG based on the literary works of J.R.R. Tolkien, as well as two additional widely popular games in the Asian markets, “Special Force” and “Stone Age 2”, both also planned for delivery in China next year.

The company has also made strategic moves to continue its aggressive growth. Most recently, CDC Games announced its plans to expand outside of China through a previously announced agreement to invest in Gorilla Banana, an innovative online games publisher in Korea, Gorilla Banana will launch its first game, the much anticipated Red Blood, a free-to-play MMORPG (massive multiplayer online role-playing game) based on an immensely popular comic book series in Korea, in 2008. CDC Games has exclusive rights to distribute that online game in China and India, considered two of the high growth markets in online games.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users and the pioneer of “free-to-play, pay-for-merchandise” model for online games in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability to grow the Developer Franchise Program, the success of recent investments made, the timeline for the release of online games and future growth by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online games industry in the India and China markets, the ability of partners to produce commercially successful online games, the possibility of development delays, and development of competing products and technology. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.